Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
To Prospectus Dated September 13, 2024	Registration No. 333-281988

Aditxt, Inc.

3,750,000 Shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (“Prospectus”), dated August 25, 2021 related to the resale of up to 3,750,000 shares of our common stock that we may issue and sell to Seven Knots, LLC (“Seven Knots”) from time to time, in our sole discretion, under a common stock purchase agreement that we entered into with Seven Knots on May 2, 2024 (the “Purchase Agreement”). This prospectus covers the resale of these shares by Seven Knots to the public. See “Seven Knots Transaction” for a description of the Purchase Agreement and additional information regarding Seven Knots. Seven Knots is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

On October 1, 2024, we filed with the Secretary of State of the State of Delaware a certificate of amendment to our certificate of incorporation to effect a reverse stock split of our issued and outstanding shares of common stock. The reverse stock split became effective as of 4:01 p.m. Eastern Time on October 1, 2024, and our common stock began trading on a split-adjusted basis when the Nasdaq Stock Market opened on October 2, 2024.This Supplement is being provided solely to update certain information under the headings Seven Knots Transaction and Selling Stockholder in the Prospectus following the reverse stock split.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated September 13, 2024, with respect to the securities described above, including any amendments or supplements thereto.

Investing in our securities involves various risks. See “Risk Factors” beginning on page 19 for more information on these risks. Additional risks will be described in the related prospectus supplements under the heading “Risk Factors.” You should review that section of the related prospectus supplements for a discussion of matters that investors in our securities should consider.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2024.

ABOUT THIS PROSPECTUS SUPPLEMENT

This Supplement is being filed to amend, supplement and correct the information that appears under the caption “Selling Stockholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

SEVEN KNOTS TRANSACTION

On May 2, 2024, we entered into, pursuant to the Purchase Agreement with Seven Knots, pursuant to which Seven Knots has agreed to purchase from us, from time to time, in our sole discretion, from and after the date of this prospectus and until the termination of the Purchase Agreement in accordance with the terms thereof, shares of our common stock having a total maximum aggregate purchase price of $150,000,000 (the “Purchase Shares”), upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement.

In connection with the Purchase Agreement, we also entered into a Registration Rights Agreement with Seven Knots (the “Registration Rights Agreement”), pursuant to which we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued to Seven Knots pursuant to the Purchase Agreement (the “Registration Statement”) by the later of (i) the 30th calendar day following the closing date, and (ii) the second business day following the date on which we obtain Stockholder Approval (as defined below).

We may, from time to time and at its sole discretion, direct Seven Knots to purchase shares of our common stock upon the satisfaction of certain conditions set forth in the Purchase Agreement at a purchase price per share based on the market price of our common stock at the time of sale as computed under the Purchase Agreement. There is no upper limit on the price per share that Seven Knots could be obligated to pay for common stock under the Purchase Agreement. We will control the timing and amount of any sales of our common stock to Seven Knots, and Seven Knots has no right to require us to sell any shares to it under the Purchase Agreement. Actual sales of shares of common stock to Seven Knots under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including (among others) market conditions, the trading price of our common stock and determinations by us as to available and appropriate sources of funding for us and our operations. Seven Knots may not assign or transfer its rights and obligations under the Purchase Agreement.

Under the applicable Nasdaq rules, we were prohibited from issuing to Seven Knots under the Purchase Agreement more than 332,876 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), until we obtained stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules (“Stockholder Approval”), or (ii) the average price per share paid by Seven Knots for all of the shares of common stock that we  direct Seven Knots to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds the official closing sale price on the Nasdaq Capital Market immediately preceding the delivery of the applicable purchase notice to Seven Knots and (B) the average of the closing sale prices of the our common stock on the Nasdaq Capital market for the five business days immediately preceding the delivery of such purchase notice. We obtained Stockholder Approval at our 2024 annual meeting of stockholders on August 7, 2024.

In all cases, we may not issue or sell any shares of common stock to Seven Knots under the Purchase Agreement which, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots and its affiliates, would result in Seven Knots beneficially owning more than 4.99% of the outstanding shares of our common stock.

Purchase of Shares under the Purchase Agreement

Fixed Purchases

Under the Purchase Agreement, on any business day selected by us where the closing sale price of our common stock equals or exceeds $1.00 per share, or the minimum price (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), we may direct Seven Knots to purchase, in what we refer to as a Fixed Purchase, up to the lesser of 100,000 shares or $200,000. In accordance with the terms of the Purchase Agreement and prior to the effectiveness of the registration statement, of which this prospectus forms a part, Seven Knots waived the minimum price requirement. The purchase price per share for each such Fixed Purchase will be equal to the lesser of 95% of:

●	the daily volume weighted average price of our common stock for the five trading days immediately preceding the Fixed Purchase date; or

●	the lowest trading price of a share of our common stock on the applicable Fixed Purchase date.

VWAP Purchases

In addition to Fixed Purchases, we also have the right to direct Seven Knots, on any business day on which we have properly submitted to Seven Knots a Fixed Purchase notice for the maximum amount of shares we are then permitted to sell in a Fixed Purchase (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases have theretofore been properly delivered to Seven Knots), to purchase an additional amount of our common stock, which we refer to as a VWAP Purchase, of up to the lesser of:

●	300% of the number of shares to be purchased pursuant to such Fixed Purchase; and

●	30% of the trading volume in our Common Stock during the applicable VWAP Purchase period on the applicable VWAP Purchase date

The purchase price per share for each such Accelerated Purchase will be equal to the lesser of 95% of:

●	the closing sale price of the common stock on the applicable VWAP Purchase date; and

●	the volume weighted average price during the applicable VWAP Purchase period.

Additional VWAP Purchases

We also have the right to direct Seven Knots on a VWAP Purchase date for an Additional VWAP Purchase (and provided that all of the Purchase Shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, including those that have occurred earlier on the same trading day have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), to purchase additional shares of our common stock in another VWAP Purchase, which we refer to as an Additional VWAP Purchase, on the same business day, which shall not exceed $2 million in the aggregate for such VWAP Purchase and Additional VWAP Purchase, of up to the lesser of:

●	300% of the number of shares purchased pursuant to the applicable corresponding Fixed Purchase; and

●	30% of the aggregate shares of our common stock traded during the period on the applicable Additional VWAP Purchase date.

The purchase price per share for each such Additional VWAP Purchase will be equal to the lower of:

●	95% of the volume-weighted average price of our common stock for the applicable Additional VWAP Purchase period; and

●	the closing sales price of our common stock on such Additional VWAP Purchase date.

Termination Rights

We have the right to terminate the Purchase Agreement at any time after the Commencement Date (as defined in the Purchase Agreement), at no cost or penalty, upon three trading days’ prior written notice to Seven Knots. The Company and the Investor may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor the Investor may assign or transfer the Company’s respective rights and obligations under the Purchase Agreement.

Effect of Performance of the Purchase Agreement on our Stockholders

All shares registered in this offering that may be issued and sold by us to Seven Knots under the Purchase Agreement are expected to be freely tradable. Shares registered in this offering may be sold over the term of the Purchase Agreement. The sale by Seven Knots of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Seven Knots, if any, will depend upon market conditions and other factors to be determined by us, in our sole discretion. We may ultimately decide to sell to Seven Knots all, some or none of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Seven Knots, after Seven Knots has acquired the shares, Seven Knots may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Seven Knots by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Seven Knots under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Seven Knots may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Seven Knots and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Seven Knots to purchase up to $150,000,000 of our common stock, exclusive of any shares of common stock that we may issue as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement. As noted above and as of the date of this prospectus we have not issued or sold any shares of common stock to Seven Knots under the Purchase Agreement. The Purchase Agreement prohibits us from issuing or selling to Seven Knots under the Purchase Agreement shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots, would exceed 4.99% of the outstanding shares of our common stock.

SELLING STOCKHOLDER

This prospectus relates to the offer and resale by Seven Knots of up to 3,750,000 shares of common stock that may be issued by us to Seven Knots under the Purchase Agreement. For additional information regarding the shares of common stock included in this prospectus, see the section titled “Seven Knots Transaction” above. We are registering the shares of common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with Seven Knots on May 2, 2024 in order to permit Seven Knots to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution” in this prospectus, Seven Knots has not had any material relationship with us within the past three years.

The table below presents information regarding Seven Knots and the shares of common stock that may be resold by Seven Knots from time to time under this prospectus. This table is prepared based on information supplied to us by Seven Knots, and reflects holdings as of October 4, 2024. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock being offered for resale by Seven Knots under this prospectus. Seven Knots may sell some, all or none of the shares being offered for resale in this offering. We do not know how long Seven Knots will hold the shares before selling them, and we are not aware of any existing arrangements between Seven Knots and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which Seven Knots has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by Seven Knots prior to the offering shown in the table below is based on an aggregate of 4,221,152 shares of our common stock outstanding on October 4, 2024. Because the purchase price to be paid by Seven Knots for shares of common stock, if any, that we may elect to sell to Seven Knots from time to time under the Purchase Agreement will be determined on the applicable dates for such purchases, the actual number of shares of common stock that we may sell to Seven Knots under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by Seven Knots of all of the shares of common stock being offered for resale pursuant to this prospectus.

Selling Stockholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Number of shares of Common Stock Beneficially Owned After Offering	Percent of Common Stock Beneficially Owned After Offering
Seven Knots, LLC(1)	-	(1)	3,750,000	-	-

(1)	The business address of Seven Knots, LLC is 400 E 66th Street, New York, NY 10065. Seven Knots, LLC’s principal business is that of a private investor. Marissa J. Welner is the beneficial owner of 50% of the membership interests in Seven Knots LLC. Marissa J. Welner has sole voting control and investment discretion over securities beneficially owned directly by Seven Knots, LLC. We have been advised that neither Ms. Welner nor Seven Knots LLC is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Ms. Welner as to beneficial ownership of the securities beneficially owned directly by Seven Knots, LLC.
(2)	Although the Purchase Agreement provides that we may up to $150 million of our common stock to Seven Knots, we are only registering 3,750,000 shares of our common stock for resale under this prospectus, which represents the shares that we may issue and sell to Seven Knots for cash consideration in purchases under the Purchase Agreement from time to time, at our sole discretion, commencing on the Effective Date and ending on the earlier of (i) the Maturity Date, or (ii) the date that all shares offered by this prospectus have been sold by Seven Knots. Depending on the price per share at which we sell our common stock to Seven Knots pursuant to the Purchase Agreement, we may need to sell to Seven Knots under the Purchase Agreement more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the full $150 million available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Seven Knots is dependent upon the number of shares we sell to Seven Knots under the Purchase Agreement.